Origin Agritech Limited

Origin R&D Center, Shuangbutou Village

Xushuang Road, Songzhuang Town, Tongzhou District

Beijing, China 101119

Tel: (86-10) 8958-6206

Fax: (86-10) 8958-6207

December 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Katherine Bagley, Esq.

Re:	Origin Agritech Limited
Registration Statement on Form F-3, File No. 333-277955
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: December 19, 2025

Requested Time: 4:30 P.M., United States Eastern Time

Ladies and Gentlemen:

Origin Agritech Limited (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-277955) be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared and become effective at 4:30 P.M., United States Eastern Time on December 19, 2025, or as soon thereafter as possible, or at such later time as the Company may orally request via telephone call to the staff of the Commission (the “Staff”). The Company hereby authorizes Andrew Hudders of Golenbock Eiseman Assor Bell & Peskoe, LLP, counsel to the Company, to make such request on its behalf.

Please contact our counsel, Andrew Hudders of Golenbock Eiseman Assor Bell & Peskoe LLP, at (212) 907-7349, with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Hudders by telephone when this request for acceleration has been granted.

Sincerely yours,

/s/ Weibin Yan
Weibin Yan
Chief Executive Officer